[Dechert Logo]





December 5, 2006


VIA EDGAR

Michael Kosoff
Tony Burak
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Form N-14 for Hartford HLS Series Fund II, Inc., on behalf of Hartford Capital Opportunities HLS Fund and Hartford Blue Chip Stock HLS Fund File Nos. 033-03920, 811-04615

Dear Mr. Kosoff and Mr. Burak:

Please find below responses to your comments received by telephone on November 21, 2006 from Mr. Burak and November 22, 2006 from Mr. Kosoff, with respect to a filing made on October 31, 2006 pursuant to a registration statement on Form N-14 ("Registration Statement") under the Securities Act of 1933, as amended, for Hartford HLS Series Fund II, Inc. (the "Company"). The Registration Statement was filed in connection with a reorganization in which Hartford Blue Chip Stock HLS Fund, a series of the Company, will acquire all of the assets of Hartford Capital Opportunities HLS Fund, also a series of the Company, in exchange for shares of Hartford Blue Chip Stock HLS Fund and the assumption by Hartford Blue Chip Stock HLS Fund of the liabilities of Hartford Capital Opportunities HLS Fund. Capitalized terms not otherwise defined herein shall have the meaning given them in the Registration Statement.

COMMENTS FROM T. BURAK

1. SEC COMMENT: On page 8 of the Proxy Statement/Prospectus, please explain the discrepancy between the 0.10% reduction in management fees and the amount listed for the total annual operating expenses in Footnote 3. It appears that the total operating expenses should have a corresponding reduction of 0.10% with total operating expenses of 0.86%. This comment is also applicable to Footnote 1 to the operating expense table on page 9.

     RESPONSE: Both footnotes contained a typographical error and the total operating expenses are now stated to be 0.86%.

[Dechert Logo]

                                                               Michael Kosoff
                                                               Tony Burak
                                                               December 5, 2006
                                                               Page 2


2. SEC COMMENT: On page 8 of the prospectus/proxy, please explain the discrepancy between the 0.21% reduction in management fees and the amount listed for the total annual operating expenses in Footnote 4. It appears that the total operating expenses should have a corresponding reduction of 0.21% with total operating expenses of 0.47%. This comment also applies to Footnote 2 of the operating expense table on page 9.

     RESPONSE: Both footnotes contained a typographical error and the total operating expenses are now stated to be 0.47%.

3. SEC COMMENT: With regard to the headings for the columns of the operating expense table on page 9, the expense example on page 9, and the capitalization table on page 18, please change the headings to reflect the actual names of the funds rather than using the defined terms of Acquiring Fund and Acquired Fund.

     RESPONSE: The above changes have been made.

4. SEC COMMENT: Pursuant to Article 11-02, paragraph (b)(8), please add a column to the operating expense table on page 9 which reflects the pro forma amounts for operating expenses if both reorganizations are consummated.

     RESPONSE: The column has been added with the corresponding pro forma amounts inserted.

5. SEC COMMENT: In connection with the above comment, please also add a row to the Expense Example on page 9 to reflect the pro forma expense example amounts if both reorganizations are consummated.

     RESPONSE: The row has been added with the corresponding pro forma amounts inserted.

6.   SEC COMMENT:  The performance  table on page 11 appears to have duplicative
     information   regarding  highest  quarterly  return  and  lowest  quarterly returns. This information is referenced twice.

     RESPONSE: The duplicate information has been deleted.

7. SEC COMMENT: In connection with Comment 4 above, please add a row to the Capitalization Table on page 18 to reflect the pro forma capitalization amounts if both reorganizations are consummated.

     RESPONSE: The row has been added with the corresponding pro forma amounts inserted.

[Dechert Logo]

                                                               Michael Kosoff
                                                               Tony Burak
                                                               December 5, 2006
                                                               Page 3


8. SEC COMMENT: Based on a position taken in an industry comment letter dated, November 2, 1995, the SEC Staff has taken the position that only one set of pro forma financial statements is required reflecting the combined financial statements of the funds assuming that the Capital Opportunities Reorganization and the Large Cap Growth Reorganization are consummated. As stated in the industry letter, "the staff believes that including full pro forma financial statements for each potential combination could be burdensome to the registrant and confusing to shareholders." Therefore, the pro forma financial statements reflecting the stand-alone Capital Opportunities Reorganization are not required and may be omitted.

     RESPONSE: The financial statements indicated as not required have been removed from the Registration Statement.

9. SEC COMMENT: The pro forma financial statements required for this Registration Statement per Article 11 of S-X are as follows and all other pro forma financial statements may be omitted:
          - Statement of Assets and Liabilities as of June 30, 2006
          - Combined Schedule of Investments as of June 30, 2006
          - Statement of Operations for the 12 month period ending June 30, 2006.

     RESPONSE: Only the above listed pro forma financial statements will be included. Any other financial statements that were provided in the initial Registration Statement were removed.

10. SEC COMMENT: Please add an introductory paragraph at the beginning of the financial statements which briefly describes the transaction, the entities involved, the financial statements presented and the time periods covered.

     RESPONSE: An introductory paragraph has been added at the beginning of the financial statements with disclosure responsive to your comment.

11. SEC COMMENT: As a general comment to all of the financial statements provided, please also disclose the name of the actual fund on any column headings instead of only using the defined terms, Acquired Fund and Acquiring Fund.

     RESPONSE: The column headings for all of the financial statements provided have been revised to include the actual name of the fund.

[Dechert Logo]

                                                               Michael Kosoff
                                                               Tony Burak
                                                               December 5, 2006
                                                               Page 4


12. SEC COMMENT: The sub-headings listed under Net Assets on the Pro Forma Statement of Assets and Liabilities appear to be incorrect. Please confirm these sub-headings correspond correctly with the amounts listed in the columns.

     RESPONSE: The sub-headings have now been revised and correspond with the correct numbers listed in the columns.

13. SEC COMMENT: With regard to the Pro Forma Statement of Operations for the 12-month period ending June 30, 2006, please include footnotes to explain the pro forma adjustments. Each adjustment requires a footnote with an explanation.

     RESPONSE: Footnotes have been added to explain the pro forma adjustments.

14. SEC COMMENT: With regard to the Pro Forma Statement of Operations for the 12-month period ending June 30, 2006, please add disclosure to indicate the information is unaudited.

     RESPONSE: The word "unaudited" has been added to the heading of this page.

15. SEC COMMENT: With regard to the Pro Forma Notes to Combining Financial Statements, please add "HLS" in the appropriate place to accurately describe the name of the registrant in Footnotes 6 and 7 (now Footnotes 1 and 2).

     RESPONSE: The word HLS has been added in Footnotes 1 and 2 such that the registrant name now correctly reads "Hartford HLS Series Fund II, Inc."

16. SEC COMMENT: Please add a footnote to the Pro Forma Notes to Combining Financial Statements regarding the use of estimates to prepare the financial statements.

     RESPONSE: Footnote 3(c) has been added to indicate the use of estimates.

17. SEC COMMENT: Please delete the reference to the pro forma financial statements provided for the six-month period ended June 30, 2006 in Footnote 7 (now Footnote 2) of the Pro Forma Notes to Combining Financial Statements if you decide to remove such financial statements (as indicated in Comment 9 above).

     RESPONSE: The reference has been deleted.

[Dechert Logo]

                                                               Michael Kosoff
                                                               Tony Burak
                                                               December 5, 2006
                                                               Page 5


18. SEC COMMENT: Please revise Footnote 9 (now Footnote 4) to the Pro Forma Notes to Combining Financial Statements to more accurately describe the method of calculation. Currently, the disclosure only provides a rate rather than the method of calculation

     RESPONSE: Footnote 4 has been revised to indicate that the resulting factor is multiplied by the shares outstanding in the Acquired Fund.

COMMENTS FROM M. KOSOFF

1. SEC COMMENT: Please move the information disclosed under the General Overview on page 3 relating to Items 1(b)(2) through 1(b)(7) to the outside front cover page of the prospectus.

     RESPONSE: The information has been moved.

2. SEC COMMENT: Please clarify in Answer 6 in the Questions & Answers section whether advisory fee waivers are voluntary or contractual. Also please clarify this same point on the top of page 5 under the section entitled, "Benefits of the Reorganization for the Acquired Fund's Shareholders."

     RESPONSE: The advisory fee waiver is voluntary and the word "voluntary" has been inserted in front of the words "fee waiver" in both Answer 6 of the Question and Answer section and in the "Benefits of the Reorganization for the Acquired Fund's Shareholders" section.

3. SEC COMMENT: On page 4, under the heading "Reasons for the Reorganization," please explain what is meant by the term "expenses" in the third paragraph which states, "HL Investment Advisors, LLC ("HL Advisors"), the Funds' investment adviser, will bear all costs associated with the Reorganization except for brokerage fees and expenses."

     RESPONSE: The word "brokerage" has been inserted front of the word "expenses" to clarify that expenses refer to brokerage expenses, if any.

4. SEC COMMENT: Please add disclosure under the Board Considerations section on page 13 regarding whether the Board has been made aware of the conflicts of interest described in the Conflicts of Interest section on page 5 and whether the Board believes the Reorganization is, despite the conflicts of interest described, in the best interests of shareholders.

[Dechert Logo]

                                                               Michael Kosoff
                                                               Tony Burak
                                                               December 5, 2006
                                                               Page 6


     RESPONSE: Disclosure has been added to indicate that the Board was aware of the conflicts of interest involved with the Reorganization and the Board believes, despite the conflicts, the Reorganization is in the best interests of shareholders.

5. SEC COMMENT: Please add disclosure in the table on page 5 describing the differences between the principal investment strategies and principal investment risks between the Acquired Fund and the Acquiring Fund.

     RESPONSE: Disclosure highlighting the differences in the principal investment strategies and principal investment risks has been added directly above the table listing the investment strategies, risks and objectives of the Acquired and Acquiring Funds.

6. SEC COMMENT: Please describe, if applicable, whether the name change from Blue Chip Stock HLS Fund to Large Cap Growth HLS Fund which is to occur subsequent to the Reorganization will change any objectives, investment strategies or investment risks of the Acquiring Fund. If this comment is not applicable, this may be addressed in your response letter.

     RESPONSE: The name change is not anticipated to change any objectives, investment strategies or risks. However, due to the name change, the Acquiring Fund will be subject to a different "name policy" pursuant to Rule 35d-1. However, we believe this was already adequately disclosed in Footnote 2 to the table under the section Comparison of Investment Objectives, Principal Investment Strategies, Risks, and Management of the Acquired and Acquiring Funds.

7. SEC COMMENT: Please add a footnote to the "Investment Adviser and Advisory Fees" section on page 7 under HL Investment Advisors, LLC explaining that the reason the Acquiring Fund's advisory fee for the fiscal year ended December 31, 2005 was 0.88% of the Fund's average daily net assets when the annual rate is disclosed as 0.65% is because of an advisory fee reduction due to a recent subadviser change to Hartford Investment Management Company.

     RESPONSE: We believe this comment was already adequately addressed in Footnote 4 to the table (on page 8).

8. SEC COMMENT: Please clarify the inconsistency between Footnotes 1 and 2 of the operating expense table on page 9 and Footnotes 3 and 4 on page 8.

[Dechert Logo]

                                                               Michael Kosoff
                                                               Tony Burak
                                                               December 5, 2006
                                                               Page 7


     RESPONSE: As explained above in Responses 1 and 2 to Mr. Burak, the footnotes contained typographical errors which have now been corrected.

9. SEC COMMENT: Please confirm in your response letter that showing the Acquiring Fund's performance when it was managed by a previous sub-adviser is not misleading.

     RESPONSE: The registrant does not believe that showing the Acquiring Fund's performance when it was managed by previous sub-adviser is misleading because this fact is fully disclosed in the Registration Statement.

10. SEC COMMENT: Please consider changing the font of the subheadings under the section entitled "Board Considerations Regarding the Approval of the Acquiring Fund's Sub-Advisory Agreement" to clarify that these discussions pertain to the recent sub-advisory change for the Acquiring Fund.

     RESPONSE: The subheadings have been indented and the font changed to more clearly indicate they are subheadings.

11. SEC COMMENT: A header for the Acquiring Fund appears to be missing from the table under the section entitled Capitalization of the Funds on page 18. Please add this header.

     RESPONSE: The header has been added.

12. SEC COMMENT: Please add disclosure to indicate whether this Reorganization is contingent upon the LargeCap Growth reorganization.

     RESPONSE: We believe this comment is already addressed in the section entitled "The Reorganization of Hartford LargeCap Growth HLS Fund into the Acquiring Fund" whereby it states, "The LargeCap Growth fund's reorganization is not dependent on this Reorganization." However, we have added additional language to further clarify that each reorganization is not contingent upon the other.

13. SEC COMMENT: Please add disclosure to indicate whether the name change of the Hartford Blue Chip Stock HLS Fund to the Hartford LargeCap Growth HLS Fund is contingent upon the approval of the LargeCap Growth Fund reorganization.

     RESPONSE: Disclosure has been added in Answer 1 in the Question and Answer section which indicates that the name change of the Acquiring Fund is contingent upon the approval of a reorganization of the Hartford LargeCap Growth HLS fund into the Acquiring Fund.

[Dechert Logo]

                                                               Michael Kosoff
                                                               Tony Burak
                                                               December 5, 2006
                                                               Page 7


14. SEC COMMENT: Please confirm in your response letter whether the management fee reduction is reflected in the operating expense table.

     RESPONSE: The management fee reduction is reflected in the operating expense table.

15.  SEC  COMMENT:   Please  include  Tandy  Representations  when  filing  your response.

     RESPONSE: Tandy Representations provided by an officer of the Fund are attached hereto.

     As discussed with Mr. Kosoff by telephone, a filing will be made pursuant to Rule 497 under the Securities Act of 1933, as amended, on or before December 5, 2006 to reflect the above changes. Please contact Alison Ryan at (949) 442-6006 of Dechert LLP, outside counsel to the registrant, should you have any questions.

Sincerely,


/s/ Alison C. Ryan
------------------------
Alison C. Ryan
Associate

cc: Michael G. Phillips, Esquire
    John V. O'Hanlon, Esquire

                        Hartford HLS Series Fund II, Inc.
                              200 Hopmeadow Street
                               Simsbury, CT 06089
                                December 5, 2006

VIA EDGAR CORRESPONDENCE

Mr. Michael Kosoff, Esq.
Mr. Tony Burak
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4644

Re:  Hartford   HLS  Series  Fund  II,  Inc.  on  behalf  of  Hartford   Capital
Opportunities HLS Fund; Securities Act File No. 033-03920; Investment Company Act File No. 811-04615

Dear Mr. Kosoff and Mr. Burak:

In connection with your recent review of a registration statement on Form N-14 ("Registration Statement") under the Securities Act of 1933, as amended, filed by Hartford HLS Series Fund II, Inc. (the "Company"), on behalf of Hartford Capital Opportunities HLS Fund on October 31, 2006, the undersigned hereby acknowledges on behalf of the Company that:

     o the Company is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

     o comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and

     o the Company may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Company.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. MacDonald
----------------------------------
Edward P. MacDonald
Vice President and Secretary
Hartford HLS Series Fund II, Inc.